UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-32911

GALYAN’S TRADING COMPANY, INC.

(Exact name of registrant as specified in its charter)

One Galyan’s Parkway
Plainfield, Indiana 46168
(317) 612-0200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of security covered by this Form)

None
(Titles of all other classes of securities for which a
duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: One.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Galyan’s Trading Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 30, 2004	By:	/s/ Michael F. Hines
Michael F. Hines
Secretary